Exhibit 21.2

Puget Sound Energy, Inc.

SUBSIDIARIES

1.	GP Acquisition Corp. c/o James W. Eldredge 10885 N.E. Fourth Street, Suite 1200 Bellevue, Washington 98004-5515

2.	Hydro Energy Development Corporation (HEDC) 10885 N.E. Fourth Street, Suite 1200 Bellevue, Washington 98004-5515

3.	LP Acquisition Corp. c/o James W. Eldredge 10885 N.E. Fourth Street, Suite 1200 Bellevue, Washington 98004-5515

4.	Puget Western, Inc. 19515 North Creek Parkway Suite 310 Bothell, Washington 98011

5.	WNG CAP I, Inc. c/o James W. Eldredge 10885 N.E. Fourth Street, Suite 1200 Bellevue, Washington 98004-5515

6.	Rainier Receivables, Inc. c/o James W. Eldredge 10885 N.E. Fourth Street, Suite 1200 Bellevue, Washington 98004-5515